QUATERRA RESOURCES INC.
Annual Meeting of Common Shareholders

June 12, 2013

REPORT OF VOTING RESULTS
In accordance with Section 11.3 of National Instrument 51-102
Continuous Disclosure Obligations

SHARES REPRESENTED AT THE MEETING:	115,261,560
TOTAL OUTSTANDING AS AT RECORD DATE:	162,990,836

The following matters were voted upon at the Annual Meeting of Shareholders of Quaterra Resources Inc. (the “Company”) held on June 12, 2013 in Vancouver, B.C. Each of the matters is described in greater detail in the 2013 Notice of Annual General Meeting of Shareholders and Information Circular dated May 8, 2013 (the “Circular”).

1.	Number of Directors

The number of Directors to be elected at the Meeting for the ensuing year was set at seven. The results were as follows:

Votes for	Percent	Votes Against	Percent
102,562,442	91.65%	9,346,605	8.35%

2.	Election of Directors

The following seven nominees proposed by management were elected as Directors of the Company to serve until the next annual general meeting of shareholders of the Company, or until their successors are elected or appointed. The results were as follows:

Name of Nominee	Votes for	Percent	Votes Withheld	Percent
Thomas C. Patton	41,126,520	90.88%	4,127,802	9.12%
Tracy Stevenson	37,760,897	83.44%	7,493,425	16.56%
Lawrence P. Page, Q.C.	32,206,687	71.17%	13,047,635	28.83%
LeRoy Wilkes	37,589,052	83.06%	7,665,270	16.94%
John Kerr	37,763,897	83.45%	7,490,425	16.55%
Anthony Walsh	37,798,997	83.53%	7,455,325	16.47%
Todd Hilditch	42,320,270	93.52%	2,934,052	6.48%

3.	Appointment of Auditor

Smythe Ratcliffe, Chartered Accountants were re-appointed as auditors of the Company and the directors were authorized to fix the remuneration to be paid to the auditors. The results were as follows:

Votes for	Percent	Votes Withheld	Percent
112,960,253	98.24%	2,029,014	1.76%

4.	Stock Option Plan

The Company’s 2013 Stock Option Plan was approved and the number of stock options to be granted under the 2013 Plan is a rolling 10% of the number of outstanding issued common shares of the Company, from time to time, less the number of outstanding stock options. The results were as follows:

Votes for	Percent	Votes Against	Percent
38,584,551	85.26%	6,669,771	14.74%

5.	Shareholder Rights Plan

The Company’s Shareholder Rights Plan was approved and the Company was authorized to enter into an agreement with Computershare Investor Services Inc. as rights agent in this regard. The results were as follows:

Votes for	Percent	Votes Against	Percent
39,643,721	87.60%	5,610,601	12.40%

Vancouver, B.C.
June 13, 2013